SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.7)

INTERNATIONAL ASSETS HOLDING CORPORATION

(Name of Issuer)

COMMON SHARES

(Title of Class of Securities)

459028106 (CUSIP Number)

DECEMBER 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459028106

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Diego J. Veitia
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
(3)	SEC Use Only
(4)	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 575,513 (6) Shared Voting Power (7) Sole Dispositive Power 575,513 (8) Shared Dispositive Power

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 575,513
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) N/A
(11)	Percent of Class Represented by Amount in Row 9 7.9%
(12)	Type of Reporting Person (See Instructions) IN

Item 1

Item 1	(a)	Name of Issuer:

International Assets Holding Corporation

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

220 E. Central Parkway, Suite 2060, Altamonte Springs, FL 32701

Item 2

	2(a)	Name of Person Filing:

Diego J. Veitia

	2(b)	Address or Principal Business Office or, if none, Residence:

220 E. Central Parkway, Suite 2060, Altamonte Springs, FL 32701

	2(c)	Citizenship:

USA

	2(d)	Title of Class of Securities:

Common Stock

	2(e)	CUSIP No.:

459028106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	a.	☐ Broker or Dealer registered under Section 15 of the Act.

	b.	☐ Bank as defined in Section 3(a)(6) of the Act.

	c.	☐ Insurance Company as defined in Section 3(a)(19) of the Act.

	d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount Beneficially Owned:

As of December 31, 2004, Diego J. Veitia was the beneficial owner of 575,513 shares of the common stock of International Assets Holding Corporation, consisting of 298,846 shares held in the name of The Diego J. Veitia Family Trust, of which Mr. Veitia is the settler, a trustee and primary beneficiary; 41,359 shares held in an IRA account for Mr. Veitia; 75,000 shares owned by Veitia and Associates, a corporation controlled by Mr. Veitia; and 160,308 shares which Mr. Veitia may purchase under four exercisable options granted by International Assets Holding Corporation.

	(b)	Percent of class The shares described in Item 4 (a) represent 7.9% of the outstanding shares of the common stock of International Assets Holding Corporation as of 12/31/2004.

	(c)	Number of shares as to which such person has:

		i.	Sole power to vote or to direct the vote 575,513

		ii.	Shared power to vote or to direct the vote. None

		iii.	Sole power to dispose or to direct the disposition of 575,513

		iv.	Shared power to dispose or to direct the disposition of None

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable

Item 8.	Identification and Classification of Members of the Group Not applicable

Item 9.	Notice of Dissolution of Group Not applicable

Item 10.	Certifications Not applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2005

Signature	/s/ Diego J. Veitia
Name/Title	Diego J. Veitia